EXHIBIT 21

                            XCL Ltd.

                          SUBSIDIARIES

      All of the subsidiaries of the Company are included in the Company's consolidated financial statements. XCL-Texas, Inc., formerly L. Texas Petroleum, Inc. (incorporated in Texas); The Exploration Company of Louisiana, Inc., formerly XCL Exploration & Production, Inc. (incorporated in Louisiana); XCL-Acquisitions, Inc. (incorporated in Delaware); XCL Land, Ltd. (incorporated in Delaware); XCL-China Ltd. (incorporated in the British Virgin Islands); and XCL-China Coal Methane Ltd. (incorporated in the
British Virgin Islands) are the largest subsidiaries of the Company. All other subsidiaries, considered in the aggregate as a single subsidiary, would not consitute a significant subsidiary.